UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Texas Zebo, LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Texas

    Date of organization
    November 30, 2001

Physical address of issuer
218 W. Fourth Street, Austin, TX 78701

Website of issuer
http://halcyoncoffeebar.com/ and http://stellapublichouse.com/

Current number of employees
123

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$1,047,671	$943,308.00

Cash & Cash Equivalents	$244,869	$90,830.00
Accounts Receivable	$48,027	$27,846.00
Short-term Debt	$200,000	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$4,853,140.00	$4,629,684.00
Cost of Goods Sold	$1,719,636.68	$1,741,872.00
Taxes Paid	$128,293.00	$125,822.00
Net Income	$386,160.000	$386,953.00

April 30, 2017

FORM C-AR

Texas Zebo, LLC





   This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Texas Zebo, LLC, a Texas Limited Liability Company (the "Company," as well as references to "we, " "us, " or "our") for the sole purpose of providing certain information about the company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.crowfall.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300

holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, including any payment in full of debt securities or any complete redemption of redeemable securities, or 5) the liquidation or dissolution of the Company in accordance with state law.

The date of this Form C-AR is April 30, 2017.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Texas Zebo, LLC (the "Company") is a Texas Limited Liability Company, formed on November 30, 2001. The Company is currently also conducting business under the name of Halcyon Stella Public House.

The Company is located at 218 W. Fourth Street, Austin, TX 78701.

The Company's websites are http://halcyoncoffeebar.com/ and http://stellapublichouse.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business
Texas Zebo owns and operates restaurants in the major markets of Texas. We have the rights to operate the Halcyon and Stella Public House brands/concepts in Texas.

The Business Plan
We plan to offer excellent service, coffee, cocktails, and cuisine in a chic comfortable setting to create a strong repeat customer base and destination coffee bar/cafe and restaurant in each location we open.

RISK FACTORS

Risks Related to the Company's Business and Industry

The delivery of our customer experience in the food and beverage market-space is highly competitive.
We face competition with respect to all our brands and locations. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical

and human resources than we have and superior expertise in customer service and marketing and thus may be better equipped than us to grow and capture consumer share of wallet.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Kris Hardy and John Long who are Managing Partners at Zebo LLC. The Company has or intends to enter into employment agreements with Kris Hardy and John Long although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Kris Hardy and John Long or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Kris Hardy and John Long in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if either of Kris Hardy and John Long die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our business is substantially dependent upon awareness and market acceptance of our brands and retail execution.
Our business depends on acceptance by consumers of our brands and our retail execution of them. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

There are general economic risks associated with the restaurant and bar/tavern industry.
Restaurants are a very cyclical business. Economic recessions can lead to fewer customers as consumers become more cost conscientious and curb spending amid unemployment and other economic uncertainty. Increasing costs for energy can prevent customers from traveling to our location, increase the price of packaging of products that we purchase, increase shipping and delivery charges for our ingredients and supplies and increase the cost of heating and refrigeration.

Inflationary pressure, particularly on food costs, labor costs (especially associated with increases in the minimum wage) and health care benefits, can negatively affect the operation of the business. Shortages of qualified labor are sometimes experienced in certain local economies. All of these events could have a negative effect on our business.

Our inability to successfully and sufficiently raise menu prices could result in a decline in profitability.
We utilize menu price increases to help offset cost increases, including increased cost for commodities, minimum wages, employee benefits, insurance arrangements, construction,

8

utilities and other key operating costs. If its selection and amount of menu price increases are not accepted by consumers and reduce guest traffic, or are insufficient to counter increased costs, our financial results could be harmed.

The sale of alcoholic beverages at our restaurant subjects us to additional regulations and potential liability.

Because we sell alcoholic beverages, we are required to comply with the alcohol licensing requirements of the federal government, state and municipal authorities where our restaurant is located. Alcoholic beverage control regulations require applications to state authorities and, in certain locations, county and municipal authorities for a license and permit to sell alcoholic beverages on the premises and to provide service for extended hours and on Sundays. Typically, the licenses are renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of restaurants and bars, including minimum age of guests and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. If we fail to comply with federal, state or local regulations, our licenses may be revoked, and we may be forced to terminate the sale of alcoholic beverages. Further, growing movements to change laws relating to alcohol may result in a decline in alcohol consumption, all of which may negatively impact operations or result in the loss of liquor licenses.

In certain states we are subject to "dram shop" statutes.

Dram shop statutes generally allow a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Some dram shop litigation against restaurant companies has resulted in significant judgments, including punitive damages.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business.

We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to:

▪ food safety concerns, including food tampering or contamination;
▪ food-borne illness incidents;
▪ the safety of the food commodities we use, particularly beef;
▪ guest injury;
▪ security breaches of confidential guest or employee information;
▪ employment-related claims relating to alleged employment discrimination, wage and hour violations, labor standards or health care and benefit issues; or
▪ government or industry findings concerning our restaurant, restaurants operated by other food service providers, or others across the food industry supply chain.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction.

Our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by factors outside of our control.
We cannot ensure that all food items will be properly maintained during transport throughout the supply chain or that our employees will identify all products that may be spoiled and should not be used in our restaurant. If our guests become ill from food-borne illnesses, we could be forced to temporarily close. Furthermore, any instances of food contamination, whether or not at our restaurant, could subject us or our suppliers to a food recall pursuant to the United States Food and Drug Administration's ("FDA") recently enacted Food Safety Modernization Act ("FSMA").

Shortages or interruptions in the supply or delivery of food products could adversely affect our operating results.

We are dependent on frequent deliveries of food products that meet our specifications.
Shortages or interruptions in the supply of food products caused by problems in production or distribution, inclement weather, unanticipated demand or other conditions could adversely affect the availability, quality and cost of ingredients, which would adversely affect our operating results.

Security breaches of confidential guest information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of large volumes of guest and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that guest and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and guest and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, guests' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

We are subject to risks associated with leasing property subject to long-term non-cancelable leases.
We do not own any real property and our restaurants are located on leased premises. The majority of our leases have a term of 5-10 years and provide for one or two five-year renewal options as well as for rent escalations. We generally cannot cancel the lease. If we close the restaurant, we may still be obligated to perform our monetary obligations under the lease. We depend on cash flows from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities we may not be able to service our lease expenses.

Increased food commodity and energy costs could decrease our operating profit margins.

Our profitability depends on our ability to anticipate and react to changes in the price and availability of food commodities, including among other things beef, poultry, grains, dairy and produce. Prices may be affected due to market changes, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. Other events could increase commodity prices or cause shortages that could affect the cost and quality of the items we buy or require us to further raise prices or limit our menu options. These events could impact our pricing and negatively affect our sales and profit margins. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be accepted by our guests.

We are subject to many federal, state and local laws with which compliance is both costly and complex.
The restaurant industry is subject to extensive federal, state and local laws and regulations, including the comprehensive health care reform legislation and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. The failure to comply with these laws and regulations could adversely affect our operating results. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses, permits and approvals could adversely affect our business.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach may now be required.
HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP Systems, and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business.

The Americans with Disabilities Act prohibits discrimination in employment and public accommodations on the basis of disability.
Under the Americans with Disabilities Act, we could be required to modify our restaurant to provide service to, or make reasonable accommodations for the employment of, disabled persons.

We are subject to and must comply with federal immigration law.
Our employment practices are subject to the requirements of the Immigration and Naturalization Service relating to citizenship and residency.

Our insurance may not provide adequate levels of coverage against claims.
We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Our business is subject to seasonal fluctuations.

Our business is subject to seasonal fluctuations. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

Because our restaurants are local businesses, we are susceptible to economic and other trends and developments, including adverse weather conditions, in these specific cities.
Our financial performance is dependent on our restaurants located in Austin, San Antonio, and Dallas. As a result, adverse economic conditions in these cities could have a material adverse effect on our overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on our business. For example, we experienced reduced sales from a road closure in front of our restaurant in San Antonio.

BUSINESS

Description of the Business
Texas Zebo owns and operates restaurants in the major markets of Texas. We have the rights to operate the Halcyon and Stella Public House brands/concepts in Texas.

Business Plan
We promote a culture of quality and integrity in all aspects of our business, including the exceptional team we hire and train, the premium ingredients making up our menu and the décor of our restaurant. We invite all stakeholders to share in this culture with us. This commitment fosters lasting relationships with our guests. We continually invest in our employees, to ensure they are treated and trained well to deliver a superior guest experience. This vision reflects our goal to be the neighborhood restaurant of choice. For Halcyon Coffeebar and Lounge, our signature menu items are our specialty coffees, tableside s'more and caffeinated cocktails. For Stella, our signature items are our proprietary wood-fired pizza, our mozzarella which is pulled in house every day and our craft beer selection. We prepare and cook our food to order and strive to use the freshest premium ingredients available. Our core menu is supplemented with local and seasonal offerings. We believe our quality offerings served in in a casually refined setting will keep local regulars returning and entice diners from other neighborhoods to make the trip.

History of the Business
The company was founded by John Long, Kris Hardy, and Hanson Li in 2001 to launch Halcyon in Austin, Texas.

The Company's Products and/or Services

Product / Service	Description	Current Market
Halcyon	Halcyon is a coffeehouse, bar, and lounge that serves espresso beverages, craft cocktails, and comfort food in a modern cafe environment.	Austin, TX San Antonio, TX
Stella Public House	Stella Public House is a gastro-pub that specializes in	San Antonio, TX

	artisan wood-fired pizzas and craft beer.	

Future Locations
Halcyon in Dallas, Texas.
A second Halcyon and the first Stella Public House in Austin, Texas.

Competition
The Company's primary competitors are all coffeehouses, fast-casual restaurants, full-service restaurants, and bars that operate in Texas.

We face significant competition for guests from many well-established companies that compete directly and indirectly with us with respect to food quality, service, price and value, design and location. We compete with other local fast-food, limited-service and full-service restaurants. Some of our competitors have significantly greater financial, marketing, personnel and other resources than we do, and many of our competitors have greater name recognition than we do. Our success depends on the popularity of our menu and the experience we offer our guests.

Supply Chain and Customer Base
We have a limited number of suppliers for our major menu items, including coffee, mozzarella curd, pizza flour and milk. We purchase all of our (i) coffee from two suppliers, with one supplier providing approximately 99% of our coffee beans last year, (ii) mozzarella curd directly from one supplier in each location, (iii) pizza flour from one supplier, (iv) milk from one supplier. Due to this concentration of suppliers, the cancellation of our supply arrangements with any one of these suppliers could materially and adversely affect our business.
Our customers are our neighbors and local residents who appreciate our quality cuisine and dining experience as well as destination diners who have heard about our restaurant via word of mouth or certain advertising channels. Our customers tend to be a combination of Gen Xer's and Millennials between the ages 18 and 42.

Intellectual Property and Research and Development
The Company is not dependent on intellectual property.

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
218 W. 4th Street, Austin, TX 78701	Lease	Retail storefront with 1,600 SF ground floor and 1,600 SF basement.
1414 S Alamo St, San Antonio, TX 78210	Lease	Retail storefront with 4,400 SF.

The Company intends to own or lease the following real property in the future:

Property Address	Own or Lease	Description
2900 Greenville, Dallas, TX 75206	Lease	Retail storefront with 3,600 SF. Lease signed. Commencement date Q1'17.
1905 Aldrich St, Austin, TX 78723	Lease	Retail storefront with 5,600 SF. Lease signed. Commencement date Q1'17.

Governmental/Regulatory Approval and Compliance

Labor laws, particularly minimum wage increases, can impact the businesses' profitability. Other food service compliance legislation or increased health care mandates can also impact the businesses' profitability.

Expenditures for compliance with federal, state and local environmental laws and regulations are fairly consistent from year to year and are not material to the Company.

Litigation
None

Managing Entity
The Company is operated by the following managing entity:

Name	Description	Years in business	Management fee
Zebo, LLC	A restaurant group investment and operating company.	15	$0.00

Other
The Company's principal address is 218 W. Fourth Street, Austin, TX 78701.

The Company has the following additional addresses: 1414 S Alamo St, San Antonio, TX 78210, 2900 Greenville Ave, Dallas, TX 75206, and 1905 Aldrich St, Austin, TX 78723

Because this Form C-AR focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Hanson Chung-Chi Li

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Owner 2001-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Managing Partner and Founder at Salt Partners 2014-Present Owner at Zebo LLC 2001-Present

Education
MBA from Stanford University, Master's Degree in Sociology-Organizational Behavior from Stanford University, Bachelor's Degree in Human Biology from Stanford University

---

Name
Kris Hardy

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Managing Director at Zebo LLC 2001-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Project Leader at Dialog Group, Austin 2014-Present, Founder at Bravo Bench Consulting, 2014-Present, Managing Director at Zebo LLC 2001-Present

Education
B.A. in Economics and Psychology from Rice University, MBA from The Wharton School of Business

---

Name
John Long

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Managing Director 2001-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Managing Director at Equity Residences LLC 2011-Present, Managing Director at Zebo LLC 2001-Present

Education
B.S. in Mechanical Engineering from Rice University, MBA from The Wharton School of Business

---

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors/Managers/Managing Member
Incurrence of indebtedness	Board of Directors/Managers/Managing Member
Sale of property, interests or assets of the Company	Board of Directors/Managers/Managing Member
Determination of the budget	Board of Directors/Managers/Managing Member
Determination of business strategy	Board of Directors/Managers/Managing Member
Dissolution of liquidation of the Company	Board of Directors/Managers/Managing Member

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgements, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 123 employees in Texas.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	LLC/Membership Interests
Amount outstanding	100
Voting Rights	Members only.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Notes being offered	None.
Percentage ownership of the Company by holders of the Revenue Share Promissory Note (assuming conversion if convertible securities)	0.0%

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	James Hardy
Amount outstanding	$200,000.00
Interest rate and payment schedule	Interest Rate 7% per annum, simple interest The borrower shall pay accrued interest on the outstanding principal balance on a monthly basis and continuing on the 1st day of each month thereafter. The entire unpaid principal balance, together with any accrued interest and other unpaid charges or fees hereunder, shall be due and payable on April 30, 2017.
Amortization schedule	The entire unpaid principal balance, together with any accrued interest and other unpaid charges or fees hereunder, shall be due and payable on April 30, 2017.
Describe any collateral or security	None
Maturity date	April 30, 2017
Other material terms	

Following the Offering, the total amount of outstanding indebtedness of the Company will be $300,000 if the Minimum Amount is raised and $700,000 if the Maximum Amount is raised.

Ownership

The Company's majority owner and controlling entity is Zebo, LLC, a Delaware Limited Liability Company, that is controlled by John Long and Kris Hardy who have a majority ownership in Zebo, LLC.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Zebo, LLC	84.1%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.

Operations

We believe historical earnings on a percentage basis are indicative of future earnings. On an aggregate basis future sales and earnings will proportionately increase based on the addition of new retail locations.

The Company intends to seek to improve profitability in the next 12 months by 1) implementing a new inventory and cost of goods sold management system company-wide, and 2) continued implementation and refinement of a new declining budget operating cost model with local management.

The Company currently requires $225,000.00 a month to sustain operations.

Liquidity and Capital Resources
The proceeds of the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business expansion plans. The offering proceeds will have a beneficial effect on our liquidity and used to execute our business expansion in Dallas and Austin.

The Company will require additional financing of approximately $1.3 million, in excess of the proceeds from the Offering in order to complete expansion activities as planned.

The Company has the following sources of capital in addition to the proceeds from the Offering:
1. Tenant Improvement Allowance from the respective landlords at the new locations, $325,000 from Austin landlord and $115,000 from Dallas landlord. 2. Short-term loan in the amount of $400,000 to finance construction before the tenant improvement allowance has been paid. The $400,000 has been committed from a related party. 3. Long-term debt to finance FF&E for the two new locations of $500,000 has been committed from a private party. 4. Capital commitments from current shareholders in the amount of $200,000. 5. Short-term line of credit for funding

working capital needs in the amount of $200,000 from a related party. The debt described above will have a priority interest in the Company's assets.

Such additional sources of capital are necessary to the operations of the Company.

The additional sources of capital of approximately $1.4 million (assuming the minimum $100,000 is raised in the Offering) are required to fund the leasehold improvements and working capital needs of the planned Dallas and Austin expansion.

Capital Expenditures and Other Obligations
The Company has not made any material capital expenditures in the past two years.
The Company intends to make the following material capital expenditures in the future:
We have executed leases in Dallas and Austin for the expansion of Halcyon and Stella Public House. $375,000 is budgeted for capital expenditures in Dallas and $1.04 million is budgeted for capital expenditures in Austin.

The lease at 218 W. 4th Street expires December 31, 2017 and a renewal is currently being re-negotiated.

The Company is currently negotiating terms for debt to pay for all Furniture, Fixtures, and Equipment for the two new locations in Dallas and Austin. It is anticipated this debt will be secured by the assets of the Company and will be in priority to the Securities.

Material Changes and Other Information Trends and Uncertainties
There is no guarantee on the sales or profitability at the two new locations being opened in Dallas and Austin in 2017.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	James Hardy
Relationship to the Company	Brother of Kris Hardy
Total amount of money involved	$200,000.00
Benefits or compensation received by related person	Fair market interest rate of 7%.
Benefits or compensation received by Company	None.

| Description of the transaction | Short-term debt financing of tenant improvement allowance for construction. |

Distributions or Payments

Related Person/Entity	Michele Long
Relationship to the Company	Spouse of John Long
Total amount of money involved	$2,250.00
Benefits or compensation received by related person	Fair market rate of $2,250 per month for bookkeeping services.
Benefits or compensation received by Company	None.
Description of the transaction	Bookkeeping services for Zebo, LLC, Texas Zebo, LLC, and California Zebo, LLC.

Conflicts of Interest

The Company has engaged in the following transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/John Long
(Signature)

John Long
(Issuer)

Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Kris Hardy
(Signature)

Kris Hardy
(Name)

Managing Member, Zebo LLC
(Title)

April 30, 2017
(Date)

/s/John Long
(Signature)

John Long
(Name)

Managing Member, Zebo LLC
(Title)

April 30, 2017
(Date)